CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of Medtainer, Inc. on Form S-8 (File No. 333-228820) of our report dated December 19, 2019, appearing in the Annual Report on Form 10-K of Medtainer, Inc. for the year ended December 31, 2018.

Our report, dated December 19, 2019, contains an explanatory paragraph that states the Company has a working capital deficit, continued operating losses since inception, and has notes payable that are currently in default. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ HASKELL & WHITE LLP

Irvine, California

December 19, 2019